May 13, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Ms. Nancy McGurk
Chief Accounting Officer
Atlas Pipeline Partners, L.P.
311 Rouser Road
Moon Township, Pennsylvania 15108


Re:	Form 10-K for the year ended December 31, 2004
	Filed March 16, 2005
	File No.  1-14998

Dear Ms. McGurk:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 9, 2005.
Our
review resulted in the following comments.

	FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 6. Selected Financial Data, page 21

1. As previously requested, revise your characterization of EBITDA in future filings where you include adjustments and calculate the non-
GAAP measure differently than earnings before interest, taxes, depreciation and amortization. In this regard, adjustments to EBITDA for "other non-cash items such as compensation expenses . . ." as disclosed on pages 22 and 23 is not the standard formulation for EBITDA as discussed in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 6. Spectrum Acquisition, page 50

2. We note your response to prior comment 4 which implies that you will be accounting for the $400,000 premium paid for the redemption of your preferred stock as an expense to be subtracted from net income in arriving at net earnings available to limited partners. Please confirm that our understanding is correct. Additionally, please tell us how you considered the impact of the difference in the revised amounts of earnings available to limited partners and related earnings per unit from the amounts currently presented for the year ended December 31, 2004 and for the three and nine months ended September 30, 2004.

3. We note your response to prior comment 6. We believe that there are additional factors that should be analyzed with respect to how you report your revenues for each product and service. Such factors include margin contributions from each of your products sold, future expectations for each of your products, and how your customers view and use each of your products. Please tell us how you considered these factors in analyzing how you classify and report your revenues.
Please advise and revise in future filings as appropriate. Reference is made to paragraph 37 of SFAS 131.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337.
In his absence, direct your questions to Donna Di Silvio at (202) 551-3202. Any other questions may be directed to me at (202) 551-3841.


Sincerely,



						Michael Moran
						Accounting Branch Chief

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Atlas Pipeline Partners, L.P.
May 13, 2005
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